FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America.
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA COMPLETES ACQUISITION OF SICOR

Jerusalem, Israel, January 22, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has completed its acquisition of Sicor Inc. (Nasdaq: SCRI), which was previously announced on October 31, 2003 and approved by Sicor's shareholders on January 16, 2004.

Israel Makov, Teva's President & CEO, commented, "We are proud to announce the completion of this transaction, which marks an important milestone for Teva. This acquisition brings together two premier generic pharmaceutical companies and further enhances Teva's position of leadership within the industry. Our expanded customer base will enjoy the benefits of having access to a truly global supplier, possessing an unmatched product portfolio and the deepest pipeline of new products. We are excited to commence the global integration process of our respective operations, which will allow us to combine our capabilities and knowledge in the solid dose and injectable segments of the generic market."

Marvin Samson, President and CEO of Sicor said: "Today is an exciting day for all of Teva's and Sicor's stakeholders, who I believe will benefit as a result of this combination. Indeed, we are well-positioned for the future, having access to additional growth drivers for our line of generic injectable pharmaceuticals, active pharmaceutical ingredients, and generic biopharmaceuticals. I look forward to continuing my participation in the Company's ongoing growth."

Mr. Makov concluded: "I would like to express my gratitude to the shareholders, customers and employees of both companies, who have pledged their support for this unique combination, one which I believe will yield great success in the future. Contributing to our success will be Carlo Salvi, who I am pleased to announce has agreed to join Teva's Board of Directors and Marvin Samson, who has agreed to join Teva's Senior Management team."

Teva will report consolidated financial results for both companies for the first time in the first quarter of 2004 and plans to provide guidance for the combined company's 2004 financial results at that time. As previously announced, Teva expects the acquisition of Sicor to become accretive within the first year.

On January 22, 2004, Sicor became a wholly owned subsidiary of Teva. Pursuant to the merger agreement dated October 31, 2003, each outstanding share of Sicor common stock has been converted into $16.50 in cash and 0.1906 of a Teva ADR. Based upon the NASDAQ closing price of Teva's ADRs on January 21, 2004, the combined per share consideration for each outstanding share of Sicor common stock amounts to $27.70.

Share exchange instructions and a letter of transmittal will be mailed to Sicor shareholders shortly. January 21, 2004 was the last day that Sicor common stock traded on The Nasdaq National Market.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

About Sicor

Sicor Inc. is a vertically integrated, multinational pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients, and generic biopharmaceuticals. Using internal research and development capabilities, together with operational flexibility and manufacturing and regulatory expertise, Sicor is able to take a wide variety of products from the laboratory to the worldwide market. Leveraging these capabilities, Sicor concentrates on products and technologies that present significant barriers to entry or offer first-to-market opportunities. Sicor operates several manufacturing facilities in the U.S., Western and Eastern Europe and Mexico, while maintaining its corporate headquarters in Irvine, California.



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                    Chief Financial Officer
                    Teva Pharmaceutical Industries Ltd
                    (011) 972-2-589-2840

                    Bill Fletcher
                    President and CEO
                    Teva North America.
                    (215) 591-8800

                    Dorit Meltzer
                    Director, Investor Relations
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

.

TEVA ANNOUNCES PRICING OF
$1 BILLION CONVERTIBLE DEBENTURE OFFERING

Jerusalem, Israel, January 22, 2004 - Teva Pharmaceutical Industries Limited (Nasdaq: TEVA) announced today that Teva Pharmaceutical Finance II, LLC ("Teva Finance"), a special purpose finance subsidiary, priced its offering of $400 million in aggregate principal amount of 0.50% Series A Convertible Senior Debentures due 2024 and $600 million in aggregate principal amount of 0.25% Series B Convertible Senior Debentures due 2024, in each case, guaranteed by Teva. The debentures are convertible into American Depositary Receipts of Teva at the conversion price of U.S. $75.80 per ADR, a premium of 29% over the closing price of the ADRs on Nasdaq on January 21, 2004, in the case of the Series A debentures and at the conversion price of U.S. $70.51 per ADR, a premium of 20%, in the case of the Series B debentures.

Teva expects to use the net proceeds from the offering to refinance short-term bank borrowings incurred to pay a portion of the purchase price for the acquisition of Sicor Inc., which closed earlier today.

Teva Finance will have the right to redeem the debentures in whole or in part at any time on or after August 1, 2008 in the case of the Series A debentures and on or after February 1, 2010 in the case of the Series B debentures, at their principal amount plus accrued and unpaid interest.

Debenture holders will have a series of put options, pursuant to which they may require Teva Finance to repurchase all or a portion of the debentures (1) in the case of the Series A debentures, on August 1, 2008, (2) in the case of the Series B debentures, on February 1, 2010, and (3) in the case of all debentures, on each of February 1, 2014 and February 1, 2019, and/or upon the occurrence of specified company events. The right to convert the debentures will be contingent on either the performance of the securities or specified company events.

Teva Finance has also granted to the underwriters options to purchase an additional $150 million aggregate principal amount of the debentures solely to cover over-allotments.

Assuming full conversion of the debentures (excluding the options granted to the underwriters), the total number of outstanding shares on a fully diluted basis, and after taking into account the Sicor acquisition, would increase by approximately 4%.

The offering is being made by a group of underwriters led by Lehman Brothers Inc., Credit Suisse First Boston LLC, and Citigroup Global Markets Inc. Lehman Brothers is the sole book-running manager. Teva currently expects that the offering will be completed on January 27, 2004.

A registration statement relating to the debentures has been declared effective by the Securities and Exchange Commission. Offers and sales of the debentures may be made only by the related prospectus and prospectus supplement, which may be obtained from Lehman Brothers, 745 Seventh Avenue, New York, NY 10013.

This announcement shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of the above described securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: January 22, 2004